SEC FILE NUMBER
000-52762

CUSIP NUMBER
00400H 108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Abtech Holdings, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable

4110 N. Scottsdale Road, Suite 235

Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85251

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Abtech Holdings, Inc. (the “registrant”) merged with AbTech Industries, Inc. on February 10, 2011. Prior to the merger, Abtech Holdings was a “shell company” as defined in SEC Rule 12b-2. On February 14, 2011, Abtech Holdings filed its current report on Form 8-K relating to the merger, and that Form 8-K includes information, including financial statements, of AbTech Industries for the fiscal year ended December 31, 2009 and for the nine months ended September 30, 2010 (unaudited). The delay in filing of Abtech Holding’s report on Form 10-K for the fiscal year ended December 31, 2010, is primarily attributable to: (1) the registrant’s and its audit committee’s need for additional time to review and inquire about the registrant’s financial statements (consisting primarily of the financial statements of AbTech Industries, in view of the fact that Abtech Holdings did not conduct an active trade or business during 2010); and (2) the near total change in the registrant’s board of directors and officers February 10, 2010 which was effected in connection with the consummation of the merger.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Lane J. Castleton	(480)	874-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Abtech Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2011	By	/s/ Lane J. Castleton

Name: Lane J. Castleton
Title: Chief Financial Officer, Vice President and Treasurer

ABTECH HOLDINGS, INC.
Attachment
to
Form 12b-25
Explanation Required by Part IV(3)
     Abtech Holdings’ previous annual report on Form 10-K was filed following the end of the company’s fiscal year ended May 31, 2010. Subsequently, Abtech Holdings changed its fiscal year end to December 31. On February 10, 2011, Abtech Holdings acquired AbTech Industries, Inc. in a merger by which AbTech Industries became a subsidiary of Abtech Holdings. Prior to the merger, Abtech Holdings was a “shell company” as defined in SEC Rule 12b-2, and conducted no active trade or business. Consequently, the Form 10-K to which this Form 12b-25 relates will report the results of AbTech Industries for the fiscal years ended December 31, 2009 and 2010, and those results will not be comparable to the results of any prior period heretofore reported in respect of Abtech Holdings. Abtech Holding’s current report on Form 8-K pertaining to the merger was filed with the SEC on February 14, 2011, and includes the audited financial statements of Abtech Industries for the fiscal years ended December 31, 2008 and 2009, and the unaudited financial statements of Abtech Industries for the nine months ended September 30, 2010. As reported in the Form 8-K filed on February 14, 2011, AbTech Industries’ net loss for the nine month period ended September 30, 2010 was approximately $177,000 more than the net loss for the same period in 2009 despite a 92% increase in revenue for the period. The increased net loss resulted from increases in operating expenses and interest expense. We anticipate that the 2010 fourth quarter results will be consistent generally with the 2009 fourth quarter results and that consequently, we will report a net loss for the full year 2010 in an amount greater than the $1,999,000 net loss recorded through the first three quarters of 2010, and that the full year loss will likely be approximately $2,960,000.